ADECOAGRO S.A. ANNOUNCES TENDER OFFER FOR ANY AND ALL OF ITS
2027 NOTES
Luxembourg, July 18, 2025 – Adecoagro S.A. (“Adecoagro” or the “Company”) (NYSE: “AGRO”) announced today that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding 6.000% Notes due 2027 (the “Notes”) (144A CUSIP / ISIN: 00676L AA4/ US00676LAA44 and Reg S CUSIP / ISIN: L00849 AA4/USL00849AA47).
The Notes are fully, unconditionally, and irrevocably guaranteed by Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda.
The following table sets forth the consideration for the Notes:

Title of Security	Principal Amount Outstanding	Total Consideration(1)
6.000% Notes due 2027	US$415,644,000	US$1,000.00
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(1)    The amount to be paid per US$1,000.00 principal amount of the Notes validly tendered and accepted for purchase. In addition, Accrued Interest (as defined herein) will be paid.
The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on July 24, 2025, unless extended or earlier terminated as described in this press release (such time and date, as may be extended, the “Expiration Date”). Holders of Notes must validly tender (and not validly withdraw) their Notes or deliver a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) at or prior to the Expiration Date to be eligible to receive the respective Consideration (as defined herein), plus Accrued Interest (as defined herein). Validly tendered Notes may be validly withdrawn at any time at or prior to the Expiration Date, unless extended or earlier terminated as described below, but not thereafter (the “Withdrawal Deadline”).
The consideration for each US$1,000.00 principal amount of the Notes validly tendered (and not validly withdrawn) at or prior to the Withdrawal Deadline or via the guaranteed delivery procedures and accepted for purchase pursuant to the Tender Offer will be US$1,000.00 (the “Consideration”).
The Consideration will be paid together with accrued and unpaid interest on the Notes from the last interest payment date on the Notes preceding the Settlement Date to, but excluding, the Settlement Date (“Accrued Interest”).
Withdrawal rights with respect to tendered Notes will terminate at 5:00 p.m., New York City time, on July 24, 2025, unless extended by us. Accordingly, following the Withdrawal Deadline, Notes validly tendered, including Notes tendered thereafter, may no longer be validly withdrawn except in certain limited circumstances where additional withdrawal rights are required by applicable law. Holders of Notes who have validly tendered (and not validly withdrawn) their Notes at or prior to the Withdrawal Deadline or via the guaranteed delivery procedures and whose Notes are accepted for purchase shall receive payment for each US$1,000.00 principal amount of such accepted Notes on a settlement date expected to occur within three business days following the Expiration Date, which is expect to be July 29, 2025, or as promptly as practicable thereafter (the “Settlement Date”).
When considering any potential allocation of New Notes (as defined herein) in an offering of debt securities by Adecoagro, Adecoagro intends, but is not in any way obligated, to give some degree of preference to those investors who, prior to such allocation, have validly tendered, or have indicated to Adecoagro or the Dealer Managers their firm intention to tender, Notes in the Tender Offer. The New Notes are expected to be issued pursuant to a

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concurrent offering and in connection with an offering memorandum dated July 18, 2025 (the “Offering Memorandum”). Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the Offering Memorandum, and no reliance is to be placed on any representations other than those contained in the Offering Memorandum. The New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), any U.S. State securities laws or the laws of any jurisdiction and will be offered and sold to qualified institutional buyers pursuant to exemptions from the registration requirements of the Securities Act under Rule 144A and in compliance with Regulation S outside the United States.
Our obligation to purchase Notes in the Tender Offer is subject to the satisfaction or waiver of a number of conditions described in the Offer Documents, including the pricing of and receipt of proceeds from a new notes (the “New Notes”) offering, denominated in U.S. Dollars, generating net proceeds in an amount that is sufficient to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offer. The Tender Offer is not conditioned upon the tender of any minimum principal amount of Notes.
We intend to use all or a portion of the proceeds from the New Notes offering to pay the Consideration, Accrued Interest and costs and expenses in connection with the Tender Offer to all Holders of Notes accepted for purchase pursuant to the Tender Offer. We also intend to use a portion of the proceeds from the New Notes offering to redeem all of the Notes in accordance with the terms of the indenture governing the Notes that remain outstanding immediately after the Expiration Date. In addition, we also reserve the right, at our sole discretion, to use any remaining proceeds to redeem or purchase any of the Notes that remain outstanding after the Expiration Date. Such purchases may occur through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be higher or lower than the prices to be paid pursuant to the Tender Offer.
Subject to applicable law, we reserve the right to waive any condition to the Tender Offer and to extend, terminate, or amend any terms of the Tender Offer.
The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, dated July 18, 2025 (the “Offer to Purchase”), and the corresponding Notice of Guaranteed Delivery (together, the “Offer Documents”). Copies of the Offer Documents may be obtained from D.F. King & Co., Inc., the tender and information agent for the Tender Offer (the “Tender and Information Agent”). For copies of the Offer Documents, please contact the Tender and Information Agent at www.dfking.com/adecoagro or +1 (800) 290-6427 (U.S. toll free) and +1 (212) 269-5550 (collect), or via email at adecoagro@dfking.com.
Adecoagro reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. Adecoagro is making the Tender Offer only in those jurisdictions where it is legal to do so.
Adecoagro has engaged Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Balanz Capital UK LLP, Banco BTG Pactual S.A. – Cayman Branch and Morgan Stanley & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offer. For questions regarding the terms of the Tender Offer, please contact: Itau BBA USA Securities, Inc. at +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Balanz Capital UK LLP at +44 20 3821 5640 (collect), Banco BTG Pactual S.A. – Cayman Branch at +1 (212) 293-4600 (collect) and Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect).
None of Adecoagro, the Dealer Managers, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates makes any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer, nor do they express any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders of Notes must make their own independent decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for full offer terms, conditions, disclaimers, and additional information.
Neither the Offer to Purchase nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any

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representation to the contrary. This Offer to Purchase has not been approved by and will not be submitted for approval to the Commission de Surveillance du Secteur Financier for the purposes of approval under Regulation (EU) 2017/1129, as amended, and/or the Luxembourg Law dated 16 July 2019 on prospectuses for securities, as amended.
This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase and the corresponding Notice of Guaranteed Delivery. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Adecoagro by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
About Adecoagro
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither Adecoagro nor the guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.
For further information, please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com
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